SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)*

                             Justin Industries, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $2.50 Per Share
                          (Title of Class of Securities)

                                    482171105
                                  (Cusip Number)

                                Richard J. Savitz
                             Justin Industries, Inc.
                            2821 West Seventh Street
                             Fort Worth, Texas 76107
                                  (817) 390-2412
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 25, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person:

     John S. Justin, Jr.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) /   /
3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization:
          John S. Justin, Jr. is a citizen of the United States of America

               7.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:  -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     -0-

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.0%

14.  Type of Reporting Person: IN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends his Schedule 13D Statement dated September 30, 1979, as amended by Amendment No. 1 dated October 21, 1992, as amended by Amendment No. 2 dated July 2, 1998, as amended by Amendment No. 3 dated June 23, 2000 (the "Schedule 13D"), relating to the Common Stock, par value $2.50 per share, of Justin Industries, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)

     Mr. Justin is not the beneficial owner of any shares of the Stock.

     (b)

     Mr. Justin has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     (c) Pursuant to the Stockholders Agreement, all shares were tendered to J Acquisition Corp., a wholly-owned subsidiary of Berkshire Hathaway Inc., on July 25, 2000, at a price of $22.00 per share.

     Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, the Reporting Person has not effected any transactions in shares of the Stock during the past 60 days.

     (d)  Not Applicable.

     (e) On July 25, 2000, the Reporting Person ceased to be the beneficial owner of 5 percent or more of the outstanding shares of the Stock.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        DATED:      July 26, 2000



                                      /s/ John S. Justin, Jr.
                                     John S. Justin, Jr.